Mail Stop 6010

January 23, 2007

Henry F. Blissenbach
Chairman and Interim Chief Executive Officer
Ligand Pharmaceuticals Incorporated
10275 Science Center Drive
San Diego, CA 92121

Re: **Ligand Pharmaceuticals Incorporated**
        Revised Preliminary Proxy Statement on Schedule 14A
        Filed December 14, 2006
        File No. 1-33093

Dear Mr. Blissenbach:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Schedule 14A

Proceeds from the Asset Sale, page 29

   1. We note your response to comment 5 and your supplemental response regarding the reasons the company is unable to provide even approximate figures as to what liabilities will remain or how much cash or cash resources you anticipate needing for the next 12 months. Please revise your document to state that at the present time you are unable to provide your investors concrete or approximate figures as to what liabilities will remain, how much cash you anticipate needing for the next 12 months and the specific reasons you cannot provide this information.

<u>Unaudited Pro Forma Condensed Consolidated Financial Statements</u>

2. You indicate in your response to previous comment nine that the Company expects to report historical interest expense and related amortization of debt issuance costs for the 6% Notes in results from discontinued operations because the 6% Notes are "required to be repaid as a result of the disposal transaction", in accordance with EITF 87-24. Based on the guidance in EITF 87-24, it appears that your previous pro forma presentation to remove interest expense and related amortization of debt issuance costs for all years presented was appropriate. Please revise your unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2004 and 2003 to include an adjustment for interest expense and related amortization of debt issuance costs for the 6% Notes consistent with the guidance provided by EITF 87-24.

3. Please revise your disclosures to clarify that pro forma adjustment I gives effect to the Debt Conversion and the related adjustments to weighted average number of common shares as if it occurred on January 1, 2005 and pro forma adjustment O reflects adjustments to remove interest expense and related amortization of debt issuance costs of the 6% Notes for all periods presented because these amounts will be allocated to discontinued operations in accordance with EITF 87-24.

*   *   *

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Song P. Brandon at (202) 551-3621, Michael Reedich, Special Counsel at (202) 551-3612 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Scott Wolfe
       Zachary A. Judd
       Latham & Watkins LLP
       Sears Tower, Suite 5800
       233 S. Wacker Drive
       Chicago, Illinois 60606